Exhibit 12(d)
LOUISVILLE GAS AND ELECTRIC COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)

	3 Months
	Ended
	March 31,	Years Ended December 31,
	2016	2015	2014	2013	2012	2011
Earnings, as defined:
Income Before Income Taxes	$91	$299	$272	$257	$192	$195

Total fixed charges as below	18	61	51	36	44	46

Total earnings	$109	$360	$323	$293	$236	$241

Fixed charges, as defined:
Interest charges (a) (b)	$17	$57	$49	$34	$42	$44
Estimated interest component of
operating rentals	1	4	2	2	2	2

Total fixed charges	$18	$61	$51	$36	$44	$46

Ratio of earnings fixed charges	6.1	5.9	6.3	8.1	5.4	5.2

(a)	Includes interest on long-term and short-term debt, as well as amortization of loss on reacquired debt and amortization of debt discount, expense and premium - net.
(b)	Includes a credit for amortization of a fair market value adjustment of $7 million in 2013.

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